Exhibit 99.1

Nebius secures $3.5 billion financing facility with Citi

●	Marks next step in Nebius’s strategy to fund global capacity build-out on attractive terms
●	Advances diversified capital structure built on a disciplined balance sheet
●	Increases flexibility over timing and structure of longer-term financing to fuel growth in 2027 and beyond

Amsterdam, 22 October 2026 — Nebius Group N.V. (Nasdaq: NBIS), the AI cloud company, today announced that it has entered into a $3.5 billion senior secured facility provided by Citi.

The facility provides access to capital at attractive rates to support Nebius’s global capacity build-out, and advances the company’s diversified and sequenced funding strategy.

It complements a funding base that includes customer prepayments and operating cash flows with other financing mechanisms.

This provides flexibility over the timing and structure of further external capital-raising as the company continues to execute on its global build-out plans.

Ophir Nave, Chief Operating Officer of Nebius, said:

“We continue to execute our funding strategy as planned, and are pleased to have secured this financing from a leading global financial institution. This is a result of our disciplined approach to managing our balance sheet to fund our portfolio of projects, and once again demonstrates our ability to choose when and how we raise capital to support our growth.

“Sequencing our financing is how we optimize our long-term cost of capital. This facility provides additional financing to support our near-term capacity build-out. We still have a range of capital sources available to us to finance the next phase of growth, including asset-backed financing based on investment-grade customer commitments of more than $40 billion of long-term contracts.”

The facility has a 364-day maturity and initially bears interest at Term SOFR plus 2.75% per annum, increasing up to a maximum of 3.50% per annum, and subject to other adjustments.

The proceeds will be used for data center development and GPU procurement, as well as for general corporate purposes.

Citi acted as mandated lead arranger, agent and security agent.

About Nebius

Nebius, the AI cloud company, is building the full-stack platform for developers and companies to take charge of their AI future — from data and model training to production deployment. Founded on deep in-house technological expertise and operating at scale with a rapidly expanding global footprint, Nebius serves startups and enterprises building AI products, agents, and services worldwide. Nebius is listed on Nasdaq (Nasdaq: NBIS) and headquartered in Amsterdam.

For more information please visit nebius.com.

Contacts

Media relations: media@nebius.com
Investor relations: askIR@nebius.com

Forward-looking statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding our future GPU procurement and data center development, financing strategy, planned investments and capital expenditures, capacity expansion plans, anticipated future financing transactions and expected financial results, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “guide,” “intend,” “likely,” “may,” “will” and similar expressions and their negatives are intended to identify forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others: market, macroeconomic and geopolitical conditions; our ability to build, operate and manage our businesses to the desired scale; competitive pressures; technological developments; our ability to secure and retain clients; our ability to secure additional capital to enable the growth of the business; unpredictable sales cycles; and potential pricing pressures; as well as those risks and uncertainties related to our continuing businesses included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on April 30, 2026, as amended, which is available on our investor relations website at https://nebius.com/investor-hub and on the SEC website at www.sec.gov.

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